Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 18, 2022

Re:	Nayax Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 14, 2022 CIK No. 0001901279

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Dave Edgar
               Christine Dietz

Dear Mr. Edgar and Ms. Dietz:

On behalf of our client, Nayax Ltd. (the “Company” or “Nayax”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Registration Statement on Form F-1”) contained in the Staff’s letter dated March 29, 2022 (the “Comment Letter”).

The Company advises the Staff that it now intends to register securities pursuant to Section 12(b) of the Securities Exchange Act of 1934 on Form 20-F. In response to the comments set forth in the Comment Letter, the Company has prepared a registration statement on Form 20-F (the “Registration Statement”) and is submitting it together with this response letter. The Registration Statement also contains certain additional updates and revisions from the Registration Statement on Form F-1.

The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 14, 2022

Prospectus Summary

Our growth strategies, page 7

1.	We note your disclosure on page 7 that you see the SME channel as core to your growth going forward based on your proven track record with SMEs. Given your response to prior comment 3 indicating that the Company does not track the number of large enterprise or SME customers, please disclose the basis for referring to a proven track record with this customer cohort. Additionally, explain how the Company intends to measure or assess its progress with SME customers going forward without tracking or analyzing such information.

Response: The Company advises the Staff that it uses revenue contribution rather than the size of a customer’s operations as the primary metric to categorize and track customers. While the Company does not actively track customers by their size, it has access to internal sales databases that enable it to estimate the number of current and potential customers that would be classified as SMEs. Based upon these internal estimates, the Company believes that a majority of its customers fit within the definition of an SME, and the Company has increased the number of such customers on its platform as it has grown. As part of its growth strategies, the Company will continue to actively pursue future customers that have revenue contribution potential similar to the cohort of existing customers that could otherwise be classified as SMEs. The Company will continue to utilize its internal sales databases to periodically assess its customer acquisition performance using other metrics, such as customer size.

Risk Factors

We are an “emerging growth company”..., page 37

2.	We note your revised disclosures in response to prior comment 5; however, you continue to indicate that as a result of your election your financial statements may not be directly comparable to the financial statements of other public companies. Considering that under IFRS you will have the same adoption dates as other public companies, please revise your disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Registration Statement to remove the disclosure that its financial statements may not be directly comparable to the financial statements of other public companies because of the timing of adopting accounting policies.

Management’s discussion and analysis of financial condition and results of operations, page 55

3.	On page 92, you refer to your research and development activities in Ukraine. Please describe in greater detail the impact of Russia’s invasion of the Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain, any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response: The Company respectfully advises the Staff that, to date, Russia’s invasion of Ukraine has not had a material impact on its business or results of operations. The Company employs a research and development team within Ukraine that has continued to operate during the conflict. Periodic interruptions there due to safety concerns have not materially impacted the team’s projects or productivity. The Company does not rely on supplies or make any sales within countries and territories now subject to sanctions and export controls. The Company has supplemented the disclosure on pages 54, 58 and 98 of the Registration Statement.

Non-IFRS financial measures

Adjusted EBITDA, page 63

4.	Please revise to present “EBITDA” for the year ended December 31, 2021 as a negative number.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Registration Statement.

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Results of Operations

Year Ended December 31, 2021 compared to year ended December 31, 2020

Revenue, page 65

5.	You disclose on page 81 the importance of growth from existing customers as well as acquiring new customers. Please revise to disclose the relative contribution of revenue growth from new versus existing customers. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 43 and 63 of the Registration Statement to disclose the relative contribution of revenue growth from new versus existing customers. For the year ended December 31, 2021, approximately 40% of the Company’s total revenue was attributable to new customers and 60% was attributable to existing customers.

Cost of revenue, page 65

6.	We note you experienced significant increases in cost of revenue and various operating expenses from period to period. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each factor affecting fluctuations in the line items throughout your results of operations discussion. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of the Registration Statement to further quantify the impact different factors had on the aggregate change to a particular facet of the Company’s results of operations.

Related party transactions

Dually Ltd. acquisition, page 121

7.	We note your response to prior comment 11. Please disclose the dollar value of the 281,202,800 ordinary shares issued in exchange for the shares of Dually.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Registration Statement to clarify that the shares issued as part of the acquisition consideration of Dually lacked any incremental economic value as an equal amount of shares of the Company held by Dually were canceled at the time of the Dually acquisition.

Experts, page 147

8.	Please revise to update your disclosures for the audit of your consolidated financial statements as of, and for the two years ended, December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Registration Statement.

Consolidated Financial Statements

Note 2 - Significant accounting policies

p. Revenue recognition

SaaS revenue and payment processing fees, page F-22

9.	We note your response to comment 14 and revised disclosures that indicate you control the specified service before it is transferred to the customer. Please further revise to explain what the “specified service” is and how you obtain control of the service before it is transferred to the customer. In this regard, disclose whether you integrate the service provided by the payment processor along with the activities provided by your payment processing services. Refer to IFRS 15, paragraph B35A. Also, revise your disclosures to indicate whether you are the merchant of record in the transactions and to state that you bear the risk of chargebacks, if amounts cannot be recovered from the customer, as you indicate in your response.

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Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is a payments facilitator and provides the specified service of money remittance services to its merchant customers. The Company's global cashless payments infrastructure enables the Company's customers to offer consumers the ability to pay with multiple cashless payment methods, from globally recognized credit and debit card brands to the local payment methods they are accustomed to using in their home markets. The Company's integrated POS devices accept credit, debit and prepaid card payments, in addition to alternative payment methods and digital wallets. As a payment service provider, the Company acts as a merchant of record for its merchants.

In certain jurisdictions, third-party payment processors are involved in providing this service. These entities provide authorization, processing, settlement and clearing services of payment transactions under relevant card scheme rules. The Company obtains control of a service from the payment processors that it combines with other services performed by the Company to provide the combined output to the Company's customers. The contracts the Company enters into with third-party payment processors provide the Company with the right to access and direct their services when processing a transaction. The Company combines the services provided by third-party payment processors to enable customers to accept cashless payment transactions, indicating that it controls the inputs in directing their use to create the combined service, in accordance with IFRS 15 paragraph B35A(c).

The service provided by the payment processors is done through the Company's system and its technological infrastructure. Due to significant implementation costs, it is not economical for the merchants to connect to the payment processor services other than through the Company's technological system.

The Company offers to its customers payment processing services, through connected terminals and integrated POS devices, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company at its sole discretion chooses through which Merchant ID (MID) terminal transactions will be processed. The Company recognizes revenue from payment processing services at the time of the transaction at the gross amount of consideration paid by the consumer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service.

In this regard, it should be noted that:

(1) The Company's activities in the processing of the cashless transactions include control over the transfer of the cash to the merchants.

(a)	In certain jurisdictions, processing requires a certification (license) from the regulator, and, in this regard, the regulatory license belongs to the Company. The license enables the Company to communicate directly with customers and hold customers' cash in segregated accounts.
(b)	The Company obtains control over the transfer of the cash since the transfer is done through the Company's technological system and cannot be done directly between merchant and the payment processor, due to high implementation costs
(c)	The Company performs the Know Your Client (KYC) process, and the payment processor is not involved in it, which means the Company is responsible in the event of a failure in the client acceptance process.

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(2) The Company, and not the payment processors, bears the risk of chargebacks. In the scenario where the payment processor won't transfer any funds to the Company as a transaction was failed in the payment processor's system while it was authorized in the Company's system, the customer would receive the money from the Company, and the Company should refer to the payment processor to settle those failure or gaps.

(3) The Company enables payments in multiple payment methods, in addition to the traditional methods of credit and debit cards. These include digital wallets such as Apple Pay and Google Pay, and various local wallets. However, should a merchant wish to handle the processing of cashless transaction on its own, i.e. without the Company's remittance services, this would be extremely complex, time consuming and expensive, and the Company believes that for the vast majority of merchants this would result in such merchants providing their own customers a substantially smaller number of cashless payments options, if they manage to obtain the service at all.

(4) The method of determination of the fee between the Company and its merchants is significantly different than the method of determination of the fee between the payment processors and the Company, which reflects different risks. The Company usually charges the merchants a fixed fee calculated as a percentage of the transaction value while the payment processors can charge the Company a variable percentage based on the card issuer respective fees. As a result, the Company bears additional risk that is consistent with the gross presentation basis.

(5) The Company can source the services ordered by merchants from more than one payment processor; the Company can decide whether to direct the payment processor to provide a service for a certain customer, or for another customer; and the Company has full discretion to select the payment processor (in most territories the merchants do not know the identity of the payment processor).

Consequently, the Company combines services provided by third-party payment processors with other services performed by the Company to enable the Company's customers to accept cashless payment transactions. The Company has concluded that it is a principal in the transaction and recognizes revenue in the amount of any consideration to which it is entitled from the merchants in exchange for the specified services.

In addition to the above, the Company has concluded that the indicators in IFRS 15 paragraph B37 provide further evidence that the Company controls the specified services before they are provided to the customer (in particular, primary responsibility and ability to establish the prices), as explained in Company’s previous response.

In responses to the Staff’s comment, the Company has revised note 2P in its consolidated financial statements on page F-24 of the Registration Statement as follows:

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“The Group recognizes the payment processing fees collected from its customers on a gross basis, since the Group controls the specified service before it is transferred to the customers, in accordance with the provisions of IFRS 15. In particular, the Group is primarily responsible for fulfilling the promise to provide the payment processing services to the customer, and the Group has discretion in establishing the price for the specified services. As a payment service provider, the Group acts as a merchant of record for its merchants. The Group bears the risk of chargebacks if amounts cannot be recovered from the customer. The fees paid to the processing companies are recognized as expenses under cost of revenue.”

Note 6 - Business combinations and equity method investees

c. Agreements for the acquisition of the shares of Tigapo Ltd., page F-33

10.	We note from your response to prior comment 17 that Tigapo’s board of directors regularly makes decisions about its relevant activities, and that you have the right to appoint the board of directors. We further note that Tigapo’s Articles of Association and Option Purchase Agreement, collectively, do not permit the board to remove the CEO without the consent of other shareholders nor permit the board to materially reduce Tigapo’s budget, terminate, renew or amend customer contracts, or dictate pricing of Tigapo’s goods or services. Please address the following in your response:

1.	Please describe the purpose and design of Tigapo and its relevant activities.

2.	Explain the role of the board of directors in the governance of Tigapo.

3.	Explain who has the rights that convey the ability to direct each of Tigapo’s relevant activities. For example, explain to us who has the right to set the budget, enter into customer contracts, and dictate customer pricing, among other potentially relevant activities.

4.	Explain how the rights that constrain your powers, as described in your response, are not protective rights. Include in your response a description of the reasons for these provisions.

5.	Provide us with these agreements.

(Bullets within the Staff’s comment have been replaced with numbers to facilitate the Company’s response.)

Response: In response to #1 of the Staff’s comment, Tigapo, founded in 2016, offers a cloud-based management solution and a contactless and cashless payment system for family entertainment centers and other amusement venues (collectively, “FECs”). FECs are a growing user of unattended vending, and Tigapo presented an attractive opportunity for Nayax to expand its footprint within this customer vertical. Tigapo’s primary activities include the research and development of new products and solutions and the sale and lease of such products. The chief executive officer and co-founder of Tigapo (the "CEO") is the driving force behind Tigapo and remains the primary decision maker regarding Tigapo’s activities.

In response to #2 of the Staff’s comment, Tigapo’s board of directors determines Tigapo’s policies, approves an annual budget, oversees the activities of the CEO as well as other actions prescribed by Israeli corporate law. However, as detailed below in the answer to #4 of the Staff’s comment, there are limitations on the ability of Tigapo’s board of directors to make decisions regarding relevant activities of Tigapo, such as replacing the CEO and certain reductions in the budget.

In response to #3 of the Staff’s comment, the CEO is the primary decision maker with respect to Tigapo’s activities. The CEO prepares an annual budget, which is formally approved by Tigapo’s board of directors, and has the authority to set the commercial terms of all Tigapo transactions. The CEO updates the chairman of the board of directors on Tigapo’s activities on a periodic basis.

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In response to #4 of the Staff’s comment, the rights that limit Nayax's influence on Tigapo's business are not merely rights designed to protect the minority. They are substantive rights, which were negotiated and agreed upon to prevent the selling shareholders from relinquishing control of Tigapo's activities to Nayax, as the shareholders believe that the value of their remaining shares will substantially increase under the management of the CEO. These shareholders sought to ensure that without the CEO’s consent, Nayax cannot block or substantially limit his managerial decisions, such as decreasing the budget. In addition, Nayax agreed to strict limitations on its ability to replace the CEO, thus providing another substantive right to the minority shareholders.

In our previous response, we referred to IFRS 10, paragraph B12, which lists examples of decisions about relevant activities and relates specifically to appointing and remunerating an investee’s key management personnel as one of the decisions regarding relevant activities. In addition, paragraph B25 of IFRS 10 states that substantive rights exercisable by other parties can prevent an investor from controlling the investee to which those rights relate.

Given the substantive rights held by other parties regarding decisions that relate to the relevant activities of Tigapo, the Company has concluded that it does not have control over Tigapo.

In particular, the fact that the Company cannot remove the CEO of Tigapo without the consent of other shareholders is a substantive right that prevents the Company from controlling Tigapo. In addition, the additional veto rights of the other shareholders also support this conclusion.

In response to #5 of the Staff’s comment, the Company will supplementally provide copies of the Share Purchase Agreement, the Option Purchase Agreement and Tigapo’s Articles of Association.

Note 16 - Income taxes, page F-43

11.	Please revise to disclose the reconciliation required by IAS 12, paragraph 81(c).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-53 of the Registration Statement.

General

12.	We note you include recurring revenue growth in the graphics on the cover pages. In order to provide a more balanced presentation, please revise to also disclose total revenue growth and net loss. Refer to Securities Act Forms C&DI Question 101.02.

Response: The Company respectfully advises the Staff that the graphic referred to in comment 12 has been removed from the Registration Statement.

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Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yair Nechmad, Co-Founder, Chairman and Chief Executive Officer

Sagit Manor, Chief Financial Officer

Michael Galai, Chief Legal Officer

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